UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St.,

Modi’in,

Israel 7178106

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On December 6, 2022, Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital”) terminated with immediate effect the ordinary share purchase agreement (the “Purchase Agreement”) dated January 14, 2021, by and between Aspire Capital and Vascular Biogenics Ltd. (“VBL”) pursuant to the terms of the Purchase Agreement. The Purchase Agreement gave VBL the right to sell ordinary shares, at its discretion, during the term. There were no sales under the Purchase Agreement for the past 12 months. See VBL’s Report of Foreign Private Issuer on Form 6-K filed on January 15, 2021, and Exhibit 99.1 thereof, which are incorporated herein by reference, for a description and a copy of the Purchase Agreement.

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into VBL’s registration statements on Form F-3 (File Nos. 333-251821 and 333-238834), filed with the Securities and Exchange Commission on December 30, 2020 and April 19, 2021, respectively, to the extent not superseded by information subsequently filed or furnished (to the extent VBL expressly states that it incorporates such furnished information by reference) by VBL under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: December 9, 2022	By:	/s/ Sam Backenroth
Sam Backenroth
Chief Financial Officer